1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
6-3-02

For the Month of June 2002

China Unicom Limited

(Translation of registrant's name into English)

10-12/F Office Tower 1
Henderson Center
18 Jian Guo Men Nei Avenue
Beijing, China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.)

EXHIBITS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: June 24, 2002

By: ____________________
Tan Xinghui
Executive Director and Vice President

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国联通
CHINA UNICOM

中國聯通股份有限公司
CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability)

RESIGNATION OF DIRECTOR

The board of directors (the "Board") of China Unicom Limited (the "Company") announces that Mr. Li Zhengmao ("Mr. Li") has resigned as a director of the Company with effective from 17 June 2002. The Board hereby expresses its gratitude to Mr. Li for his past services and contribution to the Company.

By Order of the Board
China Unicom Limited
Ngai Wai Fung
Company Secretary

Hong Kong SAR, 17 June 2002

Exhibit 1.2

中国联通
CHINA UNICOM

中國聯通股份有限公司

CHINA UNICOM LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

ANNOUNCEMENT

The board of directors (the "Board") of China Unicom Limited (the "Company") announces that the directorship of Mr. Craig Oliver McCaw ("Mr. McCaw") be changed from a Non-executive Director to an Independent Non-executive Director of the Company with effect from 19 June 2002 and Mr. Charles James Judson continues to be an Alternate Director to Mr. McCaw.

By Order of the Board
China Unicom Limited
Ngai Wai Fung
Company Secretary

Hong Kong SAR, 20 June 2002

中国联通
CHINA UNICOM

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

LEASING OF CDMA NETWORK CAPACITY AND LEASE FEE

The board of directors (the ***Board***) of China Unicom Limited (the ***Company***, together with its subsidiaries, known as the ***Group***) is pleased to announce that: -

(a) there has been mutual understanding between the Unicom Group and the Company regarding leasing of capacity of CDMA network that the Company will be leasing a Capacity of 4 million Subscribers for the third quarter and its decision as to the capacity to be leased by CUCL for the fourth quarter shall be notified by CUCL to Unicom New Horizon on or before 30 September 2002; and

(b) the Company has been informed by Unicom Group that in the current estimated network construction cost would be approximately 16.5% less than its original estimated cost, the Lease Fee per Subscriber is estimated to be reduced from approximately RMB74.6 to approximately RMB61.4 for each quarter, subject to the final verification of the Network Construction Cost for the purpose of calculating the Lease Fee per Subscriber for each quarter pursuant to the Lease Agreement.

INTRODUCTION

Reference is made to the announcement dated 22 November 2001 and the circular to the Company's shareholders dated 28 November 2001 (the "Circular"), containing, inter alia, details of the Lease and the related Connected Transaction of the Company regarding the leasing of CDMA Network Capacity.

Terms defined in the Circular have the same meanings when used in this announcement.

LEASING ARRANGEMENT FOR CDMA CAPACITY

In view of the current development of CDMA mobile business, the Company and Unicom Group have reached the following mutual understanding regarding leasing arrangement for CDMA capacity for the second half of 2002 that:-

1. The notification given by CUCL to Unicom New Horizon by the end of the first quarter regarding the Capacity for the third quarter of 2002 pursuant to the Lease Agreement remains unchanged as the second quarter of 2002, which represents a lease of the Capacity of 4 million Subscribers.

2. Capacity to be leased by CUCL for the fourth quarter of 2002 will be notified to Unicom New Horizon on or before 30 September 2002.

LEVEL OF CDMA LEASE FEE

The Company had recently been informed by Unicom Group that the cost for the first phase network construction undertaken by Unicom New Horizon would be substantially less than the original estimated cost and this is attributable to the result of effective implementation of optimal planning work and stringent cost control measure by Unicom Group. It is anticipated that the construction cost per Subscriber would be approximately 16.5% less than the estimated cost based on a preliminary calculation on the network construction cost. Accordingly, the Lease Fee per Subscriber for each quarter is estimated to be reduced from RMB74.6 to RMB61.4. The final figure for the level of the Lease Fee per Subscriber for each quarter will be determined after final verification of the network construction cost pursuant to the Lease Agreement.

The Board is of the view that the arrangement for leasing of CDMA network capacity will enable the Group to determine leasing capacity requirement to its best estimation. Further, the Board also believes that the reduction in cost of CDMA network construction will lead to the reduction of level of the Lease Fee, and therefore, it will help to reduce the operating cost and benefit the development of CDMA business.

By Order of the Board
China Unicom Limited
Ngai Wai Fung
Company Secretary

Hong Kong SAR, 21 June 2002.